Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total signs an agreement to enter into a joint venture with Chesapeake and to acquire 25% of Chesapeake Barnett Shale gas portfolio
Paris, January 4, 2010 - Total announces that its subsidiary, Total E&P USA, Inc., has signed on December, 30, 2009 an agreement to enter into a joint venture with United States based Chesapeake Exploration, L.L.C., a subsidiary of Chesapeake Energy Corporation (NYSE:CHK) of Oklahoma City, Oklahoma, whereby Total acquires a 25% share in Chesapeake’s Barnett shale gas* portfolio located in the State of Texas.
The assets have current net daily production of approximately 700 million cubic feet of natural gas and include approximately 300,000 net acres of leasehold, of which 90% are in the core area of the Barnett play. Total’s share of current production will be approximately 175 million cubic feet per day of natural gas (30 thousand barrels of oil equivalent), with forecast growth increasing Total’s share of production to over 250 million cubic feet per day of natural gas in future years. Total’s share of proven reserves will be approximately 0.75 trillion cubic feet of gas (130 million barrels of oil equivalent), with additional unproved reserves of approximately 1.6 trillion cubic feet (270 million barrels of oil equivalent).
The transaction, effective as of October 1st, 2009, is subject to closing conditions which are planned to be completed by end of January 2010. Total will then pay Chesapeake a consideration of USD 800 million in cash for acquiring these assets. Total will also be committed to pay a further maximum of USD 1.45 billion over a maximum period of 6 years in the form of a 60% carry of Chesapeake future capital expenditures on drilling and completion of wells within the framework of the joint venture.
As a result of the transaction, Total will also have the right to acquire a 25% share in any new acreage which will be acquired by Chesapeake in the Barnett Shale play.
Additionally, Total and Chesapeake have agreed to jointly study certain other North American shale gas opportunities together.
Christophe de Margerie, CEO of Total, stated “Total is pleased to be making a strategically important move by entering into the US non conventional gas business with Chesapeake, the world’s leading shale gas operator. This joint venture will provide us with a solid position in an attractive long-term resource base under competitive terms. It will allow Total to develop its expertise in the unconventional hydrocarbons in order to expand its unconventional business worldwide.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Furthermore, this transaction provides yet another key support for Total to build the gas value chain position the Group has established in the US, the world’s largest and most liquid natural gas market, with our existing capacity rights in the Sabine Pass LNG terminal and our gas trading and marketing organization. Total is conscious of the environmental aspect linked to producing shale gas and has confidence in Chesapeake’s capacity to contain the impact of the Barnett Shale gas’ operations on the environment and respect local and federal regulations and guidelines. ”
* Unconventional gas
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as unproved reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.